

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2022

Mojdeh Poul
President and Director
Garden SpinCo Corporation
3M Center
St. Paul, MN 55144

> **Re:** **Garden SpinCo Corporation**
> **Form S-4, as amended**
> **Exhibit Nos. 10.5 and 10.7**
> **Filed March 18, 2022**
> **File No. 333-263669**

Dear Ms. Poul:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance